MSC.Software Corporation 2 MacArthur Place Santa Ana, CA 92707 USA 714.540.8900 FAX 714.784.4056 www.mscsoftware.com

February 27, 2009

Mr. Stephen Krikorian, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

FAX: (202) 772-9210

Re:	MSC.Software Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Definitive Proxy Statement filed April 17, 2008
File No. 001-08722

Dear Mr. Krikorian,

On behalf of MSC.Software Corporation (the “Company”), set forth below are our responses to the supplemental comment letter from the staff of the Security and Exchange Commission (“SEC”) dated February 20, 2009 (the “Comment Letter”) regarding the above referenced filing.

Definitive Proxy Statement filed on April 17, 2008

Executive Compensation

Compensation Discussion and Analysis, page 14

General

1. We refer you to your response to our prior comment number12. You state that performance stock units vest depending upon the satisfaction of the specified goals related to license revenue growth in calendar years 2007, 2008 and 2009. In future filing, disclose the goals with respect to license revenue growth. If you are relying on Instruction 4 to Item 402(b) to omit target levels, you should provide us with your competitive harm analysis, and you should disclose how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target level.

In future filings, to the extent we continue to use license revenue growth as a performance goal we will include in our Compensation Discussion and Analysis (“CD&A”) the goals with respect to license revenue growth.

2. We refer you to your response to our prior comment number 13. You state that bonus payout is a function of company performance, with flexibility for individual performance and that Mr. Weyand’s compensation has included specially developed performance metrics. Your compensation discussion and analysis should disclose specific bonus payout targets and executive performance metrics.

In future filings, we will disclose in our CD&A specific bonus payout targets and executive performance metrics.

3. We refer you to our prior comment number 15. In future filings, the CD&A section should provide sufficient quantitative and qualitative disclosure of the analysis underlying the Committee’s decision to make specific compensation awards. For example, if the Committee made a compensation decision based on extraordinary performance, this contribution and how this contribution was weighed and factored into a specific compensation decision, should be discussed.

In future filings, we will provide in our CD&A sufficient quantitative and qualitative disclosure of the analysis underlying our Compensation Committee’s decision to make specific compensation awards.

4. Please confirm that future filings will include Item 402 disclosure consistent with the views expressed in our comment letters and your response thereto.

We confirm that future filings will include Item 402 disclosure consistent with the views expressed in the comment letters we received from the staff dated December 30, 2008 and February 20, 2009, and our responses thereto.

We believe this letter is responsive to your comments. Of course, do not hesitate to contact me at (714) 444-5121 should you need any additional information on this matter.

Sincerely Yours,

/s/ William J. Weyand
William J. Weyand
Chief Executive Officer